BB 9/4

02021997

) STATES
:HANGE COMMISSION
..n, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
AUG 2 9 2002
WASH. D.C. 154 SECTION

SEC FILE NUMBER
~~8-02-010722~~ 8-28032

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2001 (MM/DD/YY) **AND ENDING** 6/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Keystone Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3511 Camino del Rio South, Suite 307
(No. and Street)

San Diego, CA 92108
(City) **(State)** **(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Roth (619) 283-3550
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) ***(City)*** ***(State)*** ***(Zip Code)***

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
p SEP 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

9/9/02

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa Roth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keystone Capital Corporation, as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President
Title

Notary Public

SANDRA L. BOOTH
Commission # 1274040
Notary Public — California
San Diego County
My Comm. Expires Sep 12, 2004

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KEYSTONE CAPITAL CORPORATION

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Keystone Capital Corporation

We have audited the accompanying statement of financial condition of Keystone Capital Corporation as of June 30, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keystone Capital Corporation at June 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington PC

BOROS & FARRINGTON PC
San Diego, California
August 23, 2002

KEYSTONE CAPITAL CORPORATION

Statement of Financial Condition

June 30, 2002

ASSETS

Cash	$ 8,521
Receivables	160
	$ 8,681

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Franchise tax payable	$ 800
Stockholders' equity	
Common stock, 1,000 shares authorized; 300 shares issued and outstanding	3,000
Paid-in capital	28,349
Accumulated deficit	(23,468)
	7,881
	$ 8,681

See notes to financial statements.

KEYSTONE CAPITAL CORPORATION

Statement of Operations

Year Ended June 30, 2002

Revenues	
Commissions	$ 7,988
Reimbursed expenses	1,391
Total revenues	9,379
Expenses	
Commissions and clearing charges	7,217
Licenses and registrations	4,918
Outside services	3,167
Office supplies	1,665
Interest	459
Other	2,507
Total expenses	19,933
Loss before income taxes	(10,554)
Income taxes (state franchise tax)	(800)
Net loss	$(11,354)

See notes to financial statements.

KEYSTONE CAPITAL CORPORATION

Statement of Changes in Stockholders' Equity

Year Ended June 30, 2002

	Common Stock	*Paid-in Capital*	*Accumulated Deficit*	*Total*
Balance, beginning of year	$3,000	$10,000	$(12,114)	$ 886
Capital contributions	-	29,177	-	29,177
Capital distributions	-	(10,828)	-	(10,828)
Net loss	-	-	(11,354)	(11,354)
Balance, end of year	$3,000	$28,349	$(23,468)	$ 7,881

Statement of Liabilities Subordinated to Claims of General Creditors

Year Ended June 30, 2002

Balance, beginning of year	$ 25,000
Increases	-
Decreases	(25,000)
Balance, end of year	$ -

See notes to financial statements.

KEYSTONE CAPITAL CORPORATION

Statement of Cash Flows

Year Ended June 30, 2002

Cash flows from operating activities	
Net loss	$(11,354)
Adjustments to reconcile net loss to net cash from operating activities	
Changes in operating assets and liabilities	
Receivables	(160)
Deposit and other	678
Franchise tax payable	800
Accounts payable and accrued expenses	(169)
Net cash from operating activities	(10,205)
Cash flows from financing activities	
Capital contribution	29,177
Capital distribution	(10,828)
Decrease in subordinated liability	(25,000)
Net cash from financing activities	(6,651)
Net decrease in cash	(16,856)
Cash, beginning of year	25,377
Cash, end of year	$ 8,521

See notes to financial statements.

KEYSTONE CAPITAL CORPORATION

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Keystone Capital Corporation (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue and expense are recorded on a settlement date basis.

Income Taxes. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2002 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2002.

2. SUBORDINATED LIABILITY

During fiscal 2002, the Company repaid a note payable to an affiliate of $25,000 which bore interest at 8% and was subordinated to the claims of general creditors.

3. RELATED PARTY TRANSACTIONS

During fiscal 2002, an affiliate provided the Company with the use of facilities and administrative assistance.

4. INCOME TAXES

As of June 30, 2002, the Company had a net operating loss carryforward ("NOL") of approximately $23,000 which may be available to reduce future taxable income subject to any limitations arising from changes in Company ownership. The NOL expires through 2017. The Company has not recognized any deferred tax assets or liabilities because future utilization of the NOL is uncertain and timing differences are insignificant.

5. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

At June 30, 2002, the Company had a ratio of 0.1 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2002, the Company had net capital of $7,721 which was $2,721 in excess of the amount required by the SEC.

6. RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Company is exempt from provisions of rule 15c3-3 (per paragraph (k)(2)(ii)of such rule) under the Securities Exchange Act of 1934 as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

****

KEYSTONE CAPITAL CORPORATION

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

June 30, 2002

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total Stockholders' equity	$7,881	$8,491	$(610)
Less non-allowable assets			
Receivables	(160)	-	(160)
Net capital	$7,721	$8,491	$(770)
Total aggregate indebtedness	$ 800	$ -	$ 800
Ratio of aggregate indebtedness to net capital	0.10	0.00	
Minimum net capital required	$5,000	$5,000	

Note: The differences result primarily from audit adjustments to accrue franchise taxes and capital distributions and the reclassification of receivables as a non-allowable asset.

KEYSTONE CAPITAL CORPORATION

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2002

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of June 30, 2002; and a reconciliation to that calculation is not included herein.

KEYSTONE CAPITAL CORPORATION

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

June 30, 2002

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Keystone Capital Corporation:

In planning and performing our audit of the financial statements of Keystone Capital Corporation (the "Company") for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at June 30, 2002 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended June 30, 2002.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Boros & Farrington PC

BOROS & FARRINGTON PC
San Diego, California
August 23, 2002

KEYSTONE CAPITAL CORPORATION

Financial Statements

And

Independent Auditor's Report

June 30, 2002